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16013593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2016
Washington DC 416

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 46981 |

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FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHCARE COMMUNITY SECURITIES CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMPIRE DRIVE
(No. and Street)

| RENSSELAER | NEW YORK | 12144 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo (518) 431-7787
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

| 4 Tower Place, Executive Park, 7th Flr | ALBANY | NEW YORK | 12203 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Daniel J. Del Pozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp, as of December, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Chief Financial Officer

Title

Notary Public

Mary Beth Reilly
Notary Public - State of New York
Qualified in Saratoga County
No. 02RE6256389
My Commission Expires on 02/27/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

**Years ended December 31, 2015 and 2014**

# HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

**Years ended December 31, 2015 and 2014**

# HEALTHCARE COMMUNITY SECURITIES CORPORATION

## TABLE OF CONTENTS

**UHY** LLP
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

We have audited the accompanying statement of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2015 and 2014, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I – Computation of net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 26, 2016

## HEALTHCARE COMMUNITY SECURITIES CORPORATION
**(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)**
**STATEMENTS OF FINANCIAL CONDITION**

| | December 31, | |
|---|---|---|
| | 2015 | 2014 |
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 2,826,930 | $ 1,408,251 |
| Commissions receivable | 634,949 | 834,568 |
| Prepaid expenses and other assets | 226,108 | 285,902 |
| Deferred tax asset, current | 133,565 | - |
| Total current assets | 3,821,552 | 2,528,721 |
| **PROPERTY AND EQUIPMENT, net** | - | - |
| **ASSETS LIMITED AS TO USE** | 54,778 | 24,641 |
| **DEFERRED TAX ASSET, net of current portion** | 40,636 | 209,085 |
| Total assets | $ 3,916,965 | $ 2,762,447 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accrued expenses | $ 329,234 | $ 952,669 |
| Current portion of accrued postretirement benefit obligation | 43 | 46 |
| Due to affiliate | 2,204,848 | 464,595 |
| Total current liabilities | 2,534,125 | 1,417,310 |
| **LONG-TERM LIABILITIES** | | |
| Other liabilities | 54,778 | 24,641 |
| Accrued postretirement benefit obligation, net of current portion | 96,505 | 126,378 |
| Total liabilities | 2,685,407 | 1,568,329 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, no par value; 100 shares authorized, issued and outstanding | 100 | 100 |
| Additional paid-in capital | 99,900 | 99,900 |
| Retained earnings | 1,130,190 | 1,130,190 |
| Accumulated other comprehensive income (loss) | 1,368 | (36,072) |
| Total stockholder's equity | 1,231,558 | 1,194,118 |
| Total liabilities and stockholder's equity | $ 3,916,965 | $ 2,762,447 |

*See notes to financial statements.*

## HEALTHCARE COMMUNITY SECURITIES CORPORATION
**(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)**
**STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**

| | Years Ended December 31, | |
|---|---|---|
| | 2015 | 2014 |
| **STATEMENT OF INCOME** | | |
| Revenues: | | |
| Gross commissions | $ 7,394,317 | $ 8,642,562 |
| Less commissions paid to other broker/dealers | 70,528 | 4,207,471 |
| Net commissions | 7,323,789 | 4,435,091 |
| Consulting fees and other income | 566,331 | 522,391 |
| | 7,890,120 | 4,957,483 |
| Expenses: | | |
| Corporate expenses | 1,999,382 | 1,710,981 |
| Employee compensation and benefits | 2,178,987 | 1,900,099 |
| Other operating expenses | 416,078 | 390,806 |
| Professional fees | 262,378 | 291,568 |
| Occupancy | 112,334 | 104,518 |
| Insurance | 87,031 | 80,036 |
| Consulting expense | 45,000 | 65,500 |
| | 5,101,191 | 4,543,508 |
| Operating income before taxes | 2,788,929 | 413,975 |
| Realized and unrealized (losses) gains on investments | (844) | 836 |
| Income tax expense | 1,057,251 | 227,248 |
| Net income | $ 1,730,834 | $ 187,563 |
| | | |
| **STATEMENT OF COMPREHENSIVE INCOME** | | |
| Net income | $ 1,730,834 | $ 187,563 |
| Other comprehensive income (loss): | | |
| Post retirement benefits | 37,440 | (15,703) |
| Comprehensive income | $ 1,768,274 | $ 171,860 |

*See notes to financial statements.*

# HEALTHCARE COMMUNITY SECURITIES CORPORATION
**(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**Years Ended December 31, 2015 and 2014**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2014 | $ 100 | $ 99,900 | $ 1,130,190 | $ (20,369) | **$ 1,209,821** |
| Net income | - | - | 187,563 | - | **187,563** |
| Dividends paid | - | - | (187,563) | - | **(187,563)** |
| Post employment benefits | - | - | - | (15,703) | **(15,703)** |
| Balance, December 31, 2014 | 100 | 99,900 | 1,130,190 | (36,072) | **1,194,118** |
| Net income | - | - | 1,730,834 | - | **1,730,834** |
| Dividends paid | - | - | (1,730,834) | - | **(1,730,834)** |
| Post employment benefits | - | - | - | 37,440 | **37,440** |
| Balance, December 31, 2015 | $ 100 | $ 99,900 | $ 1,130,190 | $ 1,368 | **$ 1,231,558** |

*See notes to financial statements.*

# HEALTHCARE COMMUNITY SECURITIES CORPORATION
## (A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
## STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
|---|---|---|
| | 2015 | 2014 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 1,730,834 | $ 187,563 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | 34,884 | (63,068) |
| Realized and unrealized losses (gains) on assets limited as to use | 844 | (836) |
| Changes in: | | |
| Commissions receivable | 199,619 | 37,884 |
| Prepaid expenses and other assets | 59,794 | (145,574) |
| Accrued expenses | (623,435) | 196,838 |
| Other liabilities | (844) | 836 |
| Accrued postretirement benefit obligation | 7,564 | 4,078 |
| Cash provided by operating activities | 1,409,260 | 217,722 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Increase (decrease) in due to affiliates | 1,740,253 | (60,086) |
| Dividends paid | (1,730,834) | (187,563) |
| Cash provided by (used in) financing activities | 9,420 | (247,649) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 1,418,679 | (29,927) |
| **CASH, Beginning of year** | 1,408,251 | 1,438,178 |
| **CASH, End of year** | $ 2,826,930 | $ 1,408,251 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash payments, net for income taxes | $ 1,058,805 | $ 290,316 |
| **SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION** | | |
| Contributions to assets limited as to use through due to affiliates | $ 30,981 | $ - |

*See notes to financial statements.*

## NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) *Revenue Recognition/Commission Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions, but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2015 and 2014, an allowance for doubtful accounts was not considered necessary.

(c) *Income Taxes*

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

**NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

*(c) Income Taxes (Continued)*

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

The Corporation records income tax related interest and penalties, if any, as a component of the provision for income tax expense. There were no amounts for interest and penalties recognized in the statement of operations for the years ended December 31, 2015 and 2014.

None of the Corporation's income tax returns are currently under examination.

*(d) Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

*(e) Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation is a "non-carrying" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

*(f) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

*(g) Cash*

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

*(h)* Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are valued at Level 1 inputs at December 31, 2015 and 2014.

*(i) Other Post-Retirement Costs*

*Employers' accounting for defined benefit pension and other postretirement plans* requires the recognition of a defined benefit pension or postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

*(j) Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $48,879 and $103,738 for the years ended December 31, 2015 and 2014, respectively.

*(k) Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 26, 2016.

## NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,999,400 and $1,711,000 in 2015 and 2014, respectively. Amounts due to affiliate at December 31, 2015 and 2014 represent the net liability due to HANYS, HSI and GIA for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

## NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2015 and 2014 consisted of the following:

| | 2015 | 2014 |
|---|---|---|
| Travel | $ 154,270 | $ 133,036 |
| Advertising and promotion | 48,879 | 103,738 |
| Maintenance and repairs | 56,743 | 45,137 |
| Office supplies and other | 85,534 | 37,663 |
| Telephone | 37,389 | 32,209 |
| Licensing fees | 29,446 | 24,315 |
| Direct administrative fees | 3,817 | 14,708 |
| | $ 416,078 | $ 390,806 |

## NOTE 4 — EMPLOYEE BENEFIT PLANS

### *Defined Contribution Retirement Plan*

The Corporation participates in HANYS' defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2015 and 2014 were approximately $122,000 and $151,000, respectively.

### *Deferred Compensation Plans*

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for a benefit to the employee at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

**NOTE 4 — EMPLOYEE BENEFIT PLANS** (Continued)

***Deferred Compensation Plans*** *(Continued)*

There were two participants in the plan as of December 31, 2015 and 2014. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

***Other Post Retirement Benefits***

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

| | 2015 | 2014 |
|---|---|---|
| Benefit obligation | $ (96,548) | $ (126,424) |
| Fair value of plan assets | - | - |
| Funded status - (unfunded) | $ (96,548) | $ (126,424) |
| Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities | $ (96,548) | $ (126,424) |
| Items not yet recognized as a component of net periodic pension cost: | | |
| Net (gain) loss | $ (1,368) | $ 36,072 |
| Prior service cost | - | - |
| Tax benefit | - | - |
| Accumulated other comprehensive (income) loss net of deferred tax benefit/expense | $ (1,368) | $ 36,072 |
| Weighted-average assumptions for net benefit obligation and net benefit cost | | |
| Discount rate | 4.34% | 3.95% |
| Expected return on plan assets | - | - |
| Rate of compensation increase | 0.00% | 0.00% |

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 4.34% and 3.95% as of December 31, 2015 and 2014, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9.0% grading to 4% over 6 years for Medical, and 4% for Dental and Vision.

**NOTE 4 — EMPLOYEE BENEFIT PLANS** (Continued)

***Other Post Retirement Benefits*** *(Continued)*

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

Components of projected net periodic pension cost for the years ended December 31 are:

| | 2015 | 2014 |
|---|---|---|
| Service cost for benefits earned | $ 1,534 | $ 1,153 |
| Interest cost on benefit obligation | 4,225 | 5,277 |
| Amortization of prior service cost and actuarial loss (gain) | 1,850 | (2,309) |
| Periodic benefit cost | $ 7,609 | $ 4,121 |
| Employer contribution made | $ 45 | $ 46 |
| Benefits paid | $ 45 | $ 46 |

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

| | 2015 | 2014 |
|---|---|---|
| Current year actuarial (gain) loss | $ (35,590) | $ 13,394 |
| Amortization of actuarial (loss) | (1,850) | - |
| Amortization of prior service cost | - | 2,309 |
| Total recognized in other comprehensive (income) loss | $ (37,440) | $ 15,703 |

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2016 are as follows:

| | |
|---|---|
| Actuarial gain/loss | $ - |
| Prior service cost | - |
| Total | $ - |

## NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

***Other Post Retirement Benefits*** *(Continued)*

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

| | |
|---|---|
| 2016 | $ 2,700 |
| 2017 | $ 2,700 |
| 2018 | $ 2,900 |
| 2019 | $ 3,100 |
| 2020 | $ 3,200 |
| 2021-2025 | $ 19,900 |

## NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 and 2014 consisted of the following:

| | 2015 | 2014 |
|---|---|---|
| Furniture | $ 30,960 | $ 30,960 |
| Software | 30,000 | 30,000 |
| Office equipment | 18,645 | 18,645 |
| Computer equipment | 956 | 956 |
| | 80,561 | 80,561 |
| Less accumulated depreciation | 80,561 | 80,561 |
| Property and equipment, net | $ - | $ - |

Depreciation expense was $0 and $0 for 2015 and 2014, respectively.

## NOTE 6 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2015 and 2014, the Corporation had net capital of approximately $776,500 and $674,500, respectively, which was approximately $597,500 and $569,900 in excess of its minimum required net capital of approximately $179,000 and $104,600 at December 31, 2015 and 2014, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 3.5 to 1 for December 31, 2015 and 2.3 to 1 for December 31, 2014.

## NOTE 7 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2015 and 2014 were as follows:

| | 2015 | 2014 |
|---|---|---|
| Federal tax expense | $ 868,896 | $ 245,084 |
| State tax expense | 153,471 | 45,232 |
| Deferred tax expense (benefit) | 34,884 | (63,068) |
| Total income taxes | $1,057,251 | $ 227,248 |

In 2014, the effective tax rate is different from the statutory tax rate due to additional expense recognized during the year to reconcile to the filed 2013 tax returns.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2015 and 2014 are presented below:

| | 2015 | 2014 |
|---|---|---|
| Deferred tax assets | | |
| Accrued compensated absences | $ 49,196 | $ 39,227 |
| Accrued incentive compensation | 84,369 | 132,362 |
| Deferred tax asset, current | 133,565 | 171,589 |
| Accrued post retirement liability | 40,636 | 37,496 |
| Deferred tax asset, net of current portion | 40,636 | 37,496 |
| Net deferred tax assets | $ 174,201 | $ 209,085 |

## NOTE 8 — CONCENTRATIONS OF CREDIT RISK

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Corporation places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

# SUPPLEMENTAL INFORMATION

SCHEDULE I

# HEALTHCARE COMMUNITY SECURITIES CORPORATION

**(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)**
**COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1**
**As of December 31, 2015**

| | |
|---|---|
| **Net Capital** | |
| Total stockholder's equity qualified for net capital | $1,231,558 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Deferred tax asset | (174,201) |
| Commissions receivable over 30 days | - |
| Prepaid expenses and other assets | (226,108) |
| Assets limited as to use | (54,778) |
| Property and equipment, net | - |
| Net capital | $ 776,471 |
| **Aggregate Indebtedness** | |
| Items included in the statement of financial condition: | |
| Accrued expenses | $ 329,234 |
| Due to affiliates | 2,204,848 |
| Other liabilities | 54,778 |
| Accrued postretirement benefit | 96,548 |
| Total aggregate indebtedness | $2,685,407 |
| **Computation of Basic Net Capital Requirement** | |
| Aggregate Indebtedness divided by 15 (A) | $ 179,027 |
| Minimum net capital requirement (B) | 25,000 |
| Net capital requirement (greater of A or B) | $ 179,027 |
| Excess net capital over net capital requirement | $ 597,444 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ 507,930 |

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 26, 2016, and the above schedule as of December 31, 2015.

# OTHER REPORTS

**UHY LLP**
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Healthcare Community Securities Corporation's Exemption Report, in which (1) Healthcare Community Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Healthcare Community Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Healthcare Community Securities Corporation stated that Healthcare Community Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 26, 2016

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2015 from January 1, 2015 to December 31, 2015 without exception.

Healthcare Community Securities Corporation

| | |
|---|---|
| By: James J. Kelley | By: [signature] |
| Title: President | Title: CFO |
| Date: 2/24/16 | Date: 2/26/16 |

UHY LLP
Certified Public Accountants

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Healthcare Community Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Healthcare Community Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Healthcare Community Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Healthcare Community Securities Corporation's management is responsible for Healthcare Community Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries showing the payment of $2,235 to SIPC on July 30, 2015 with wire payment ID 13531666 and $2,180 on February 12, 2016 with wire payment ID 20117064, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the general ledger supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 26, 2016


HSI

HANYS
Solutions

*The leader in strategies for success for health care providers*



February 29, 2016

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Enclosed are two copies of the required 2015 annual audited financial statements for Healthcare Community Securities Corporation.

If you have any questions or require additional information, please contact me.

Regards,

Daniel Del Pozzo
Vice President & CFO
518.431.7787